Corus Group plc

                             PLACING AND OPEN OFFER



LONDON (November 12, 2003) Corus Group plc ("Corus") announced today a placing and open offer of 1,304,340,897 new ordinary shares, at the issue price of 23.5 pence per new ordinary shares to raise approximately (pound)291 million after expenses. The issue price represents a 9.6 per cent. discount to the closing price of 26 pence on November 11, 2003 on the London Stock Exchange.

The closing of the placing and open offer is expected to take place on December 8, 2002.

The Placing and Open Offer will enable the Company to immediately implement "Restoring Success", a series of initiatives designed to improve performance, which includes the launch of the second phase of the previously announced UK restructuring program.

The placing and open offer has been directed at both existing and new shareholders in the UK and The Netherlands in reliance on Regulation S. New ordinary shares will be offered and sold within the United States in accordance with applicable exemptions from registration from the Securities Act.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

For further information please contact:


Corus Group plc

Investor Relations                          Tel: +44 0(20) 7717 4501

Corporate Relations                         Tel: +44 0(20) 7717 4502